UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

(Amendment No. 2)

Under the Securities Exchange Act of 1934

KIT digital, Inc.

(Name of Issuer)

Common Stock, par value $0.0001

(Title of Class of Securities)

482470200

(CUSIP Number)

May 15, 2012

(Date of Event which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐ Rule 13d-1(b)

☒ Rule 13d-1(c)

☐ Rule 13d-1(d)

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 482470200

1.	NAMES OF REPORTING PERSONS Zivar Investments Ltd.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION British Virgin Islands
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,998,880 (See Item 4(A))
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,998,880 (See Item 4(A))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,880 (See Item 4(A))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.64% (See Item 4(A) and 4(B))
12.	TYPE OF REPORTING PERSON FI

(Page 2 of 9 Pages)

CUSIP NO. 482470200

1.	NAMES OF REPORTING PERSONS Abacus Trustees (Gibraltar) Limited
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION Gibraltar
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 1,998,880 (See Item 4(A))
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 1,998,880 (See Item 4(A))
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 1,998,880 (See Item 4(A))
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES ☐
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 3.64% (See Item 4(A) and 4(B))
12.	TYPE OF REPORTING PERSON FI

(Page 3 of 9 Pages)

Item 1.

(a)	Name of issuer:
KIT digital, Inc.

(b)	Address of issuer’s principal executive offices:
26th West 17th Street, 2nd Floor
New York, NY 10011

Item 2.

(a)	2(a) Name of person filing:
This Schedule 13G is jointly filed by Zivar Investments Ltd. (“Zivar”) and Abacus Trustees (Gibraltar) Limited (“Abacus”).

(b)	Address or principal business office or, if none, residence:
The address of Zivar is Geneva Place, 2nd Floor, 333 Waterfront Drive, Road Town, Tortola, British Virgin Islands. The address of Abacus is 10/8 International Commercial Centre, Casemates Square, Gibraltar.

(c)	Citizenship:
Zivar is a corporation organized under the laws of the British Virgin Islands. Abacus is a corporation organized under the laws of Gibraltar.

(d)	Title of class of securities:
Common Stock, par value $0.0001

(e)	CUSIP No.:
482470200

Item 3.	If This Statement is Filed Pursuant to Rule 13d-1(b), or 13d-2(b) or (c), Check Whether the Person Filing is a:

(a)	☐	Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o);

(b)	☐	Bank as defined in Section 3(a)(6) of the Act (15 U.S.C. 78c);

(c)	☐	Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c);

(d)	☐	Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C. 80a-8);

(e)	☐	An investment adviser in accordance with Rule 13d-1(b)(1)(ii)(E);

(f)	☐	An employee benefit plan or endowment fund in accordance with Rule 13d-1(b)(1)(ii)(F);

(g)	☐	A parent holding company or control person in accordance with Rule 13d-1(b)(1)(ii)(G);

(h)	☐	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813);

(Page 4 of 9 Pages)

(i)	☐	A church plan that is excluded from the definition of an investment company under Section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3);

(j)	☐	Group, in accordance with Rule 13d-1(b)(1)(ii)(J).

Not applicable.

Item 4.	Ownership.

(a)	Amount beneficially owned:
1,998,880 shares of Common Stock *

(b)	Percent of class:
3.64% (based on 47,941,040 shares of Common Stock outstanding as of May 14, 2012, as reported on the Form 10-Q filed by the issuer on May 15, 2012)

(c)	Number of shares as to which the person has:

(i)	Sole power to vote or to direct the vote
0

(ii)	Shared power to vote or to direct the vote
1,998,880 shares of Common Stock *

(iii)	Sole power to dispose or to direct the disposition of
0

(iv)	Shared power to dispose or to direct the disposition of
1,998,880 shares of Common Stock *

*	Abacus is the sole shareholder and Trustee of the trust that owns Zivar and may be deemed to have voting and investment power over the shares of the Issuer held directly by Zivar. Abacus disclaims beneficial ownership of these shares except to the extent of its pecuniary interest therein.

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following  ☒.

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Not applicable.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

See Exhibit 99.1.

(Page 5 of 9 Pages)

Item 8.	Identification and Classification of Members of the Group.

The reporting persons are filing this Schedule 13G jointly, but not as a group, and each of them expressly disclaims membership in a group within the meaning of Rule 13d-5(b)(1) under the Securities Exchange Act of 1934, as amended. See Exhibit 99.2.

Item 9.	Notice of Dissolution of Group.

Not applicable.

Item 10.	Certification.

By signing below each of the undersigned certifies that, to the best of its knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

(Page 6 of 9 Pages)

Signature

After reasonable inquiry and to the best of its knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Date: July 31, 2012

ZIVAR INVESTMENTS LTD

By:	Abacus (Gibraltar) Limited
Its:	Corporate Director

By:	/s/ Paul Bowling
Paul Bowling, Authorized Signatory

ABACUS TRUSTEES (GIBRALTAR) LIMITED

By:	/s/ Paul Bowling
Paul Bowling, Director

(Page 7 of 9 Pages)